Exhibit 99.1

SUPPORT AGREEMENT

This SUPPORT AGREEMENT, dated as of January 10, 2017 (this “Agreement”), is by and among Landauer, Inc., a Delaware corporation (the “Company”), the entities and natural persons listed on Schedule A hereto (collectively, the “Gilead Group”) and their Affiliates (as defined below).

WHEREAS, prior to the execution of this Agreement, the Company’s Board of Directors (the “Board”) has determined to (i) increase the size of the Board from nine (9) to ten (10) members, (ii) appoint Jeffrey A. Strong (the “Nominee”) to fill the vacancy resulting from the increase in Board size and (iii) nominate the Nominee at the Company’s 2017 Annual Meeting of Stockholders (the “2017 Annual Meeting”);

WHEREAS, on the date hereof the Gilead Group Economically Owns (as defined below) the shares, each with a $0.10 par value, of the Company’s common stock (the “Common Stock”) specified on Schedule A of this Agreement; and

WHEREAS, the Company has determined that it is in the best interest of the Company and its stockholders, and the Company and the Gilead Group have agreed that it is in their mutual interest, to enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

ARTICLE I

BOARD MATTERS

SECTION 1.1                                Directors.

(a)  Simultaneously with the execution of this Agreement, the Company shall (i) increase the size of the Board from nine (9) to ten (10) directors and (ii) appoint the Nominee as a director of the Company to serve on the Board with a term expiring at the 2017 Annual Meeting.  In addition, the Company agrees that the Board and all applicable committees of the Board (unless a court of competent jurisdiction concludes that the Gilead Group has violated any provision of this Agreement) shall take all actions necessary to include the Nominee on the Company’s slate of nominees for the election of directors at the 2017 Annual Meeting and recommend and solicit proxies for the election of the Nominee at the 2017 Annual Meeting in the same manner as for the other nominees nominated by the Board at the 2017 Annual Meeting (subject to the terms and conditions of the following paragraph).  The members of the Gilead Group agree that the Company’s and the Board’s obligations in this Section 1.1(a) shall terminate, and the Nominee shall resign as a member of the Board (and all committees thereof), at such time (the “Trigger Event Resignation Date”) as a court of competent jurisdiction concludes that the Gilead Group has violated any provision of this Agreement.  By entering into this Agreement, the Nominee hereby (a) waives any right to receive equity compensation in connection with his service on the Board until the 2018 Annual Meeting and (b) irrevocably agrees to offer to the Board in writing his resignation as a member of the Board (and all committees thereof) upon the Trigger Event Resignation Date.  The parties acknowledge that the Nominee, upon appointment or election to the Board, will be subject to the same protections and obligations regarding confidentiality, conflicts of interest, fiduciary duties, trading and disclosure and other governance guidelines and policies (collectively, “Company Policies”), and shall be required to preserve the confidentiality of the Company’s business and information, including discussions or matters considered in or for meetings of the Board or related thereto, and shall have the same rights and benefits, including with respect to insurance, indemnification, exculpation, compensation and fees, as are applicable to the independent directors of the Company.  In furtherance of the foregoing, the Nominee shall not share any reports, meeting materials, notices, draft minutes or other materials or information received by him in his capacity as a member of the Board with any of his Affiliates unless such Affiliates enter into a confidentiality agreement with the Company in substantially the same form executed by the Gilead Group on the date hereof.

(b) The Nominee shall provide any and all information required to be disclosed in a proxy statement or other filing under applicable law or that is otherwise consistent with the information that is required to be disclosed by all other persons standing for election as a director of the Board, stock exchange rules or listing standards, along with any additional information reasonably requested by the Company (acting in good faith) in connection with assessing eligibility, independence and other criteria applicable to directors or satisfying compliance and legal obligations; it being understood that the Company has received all requisite information from the Nominee as of the date hereof in order to include the Nominee on the Company’s slate of nominees for the election of directors at the 2017 Annual Meeting. The Nominee represents and warrants to the Company that all such written information that he has heretofore provided or will provide to the Company in accordance with this Section 1.1(b) is, has been and will be accurate and complete in all material respects.

(c) During the Standstill Period, if the Nominee is unable to serve as a director of the Company solely due to death or incapacity, the Gilead Group shall be entitled to recommend a substitute person to fill the resulting vacancy, provided that any such substitute person so recommended shall be reasonably acceptable to the Governance and Nominating Committee and the Board after exercising its fiduciary duties in good faith and shall qualify as “independent” pursuant to SEC rules, the New York Stock Exchange listing standards and the Company’s Governance and Nominating Standards and have the relevant financial and business experience to fill the resulting vacancy.  The Governance and Nominating Committee and the Board shall make their determinations regarding whether such person is acceptable and meets the foregoing criteria within twenty (20) business days after representatives of the Board have conducted customary in-person interview(s) of such director candidate (such determination not to be unreasonably withheld), which interviews shall be conducted as promptly as practicable, but in any case, assuming reasonable availability of the proposed director candidate, within twenty (20) business days after the Gilead Group’s submission of such director candidate’s credentials, including, but not limited to, a completed copy of the Company’s standard directors’ and officers' questionnaire and any other information reasonably requested by the Board based on its customary due diligence process. The Board will take such actions as necessary to appoint such replacement nominee to the Board no later than five (5) business days after Board approval. If the Board does not elect such replacement director candidate to the Board pursuant to this Section 1.1(c), the Company and the Gilead Group shall continue to follow the procedures of this Section 1.1(c) until a replacement director candidate is elected to the Board.

(d) The Company anticipates there will be one (1) vacancy on the Board at the 2018 Annual Meeting.  Following the execution of this Agreement but no later than thirty (30) days prior to the deadline for the submission of stockholder nominations for directors at the 2018 Annual Meeting, the Company shall use its reasonable best efforts to select one (1) new independent director (the “New Director Nominee”) to the Board, who shall (A) qualify as “independent” pursuant to SEC rules, the New York Stock Exchange listing standards and the Company’s Governance and Nominating Standards, (B) satisfy the Board membership criteria set forth in the Company’s Governance and Nominating Standards and (C) be mutually agreed upon by the Company and the Gilead Group (such agreement not to be withheld in bad faith).  The search process for the New Director Nominee shall be conducted by the Governance and Nominating Committee acting in good faith, which shall give due consideration to any candidate recommended by the Gilead Group, subject to a customary due diligence process, including review of a directors’ and officers’ questionnaire, background check and interview.   After the Governance and Nominating Committee and the Gilead Group jointly recommend a New Director Nominee to the Board, the Board shall vote on the appointment of such New Director Nominee to the Board, and if approved (such approval not to be unreasonably withheld or delayed), he or she shall be included on the Company’s slate of nominees for the election of directors at the 2018 Annual Meeting, and the Board shall recommend and solicit proxies for the election of the New Director Nominee at the 2018 Annual Meeting in the same manner as for the other nominees nominated by the Board at the 2018 Annual Meeting.

(e)  The Company agrees that the Nominee meets all applicable requirements for service on the Compensation Committee and shall be appointed to such committee simultaneously with the execution of this Agreement with a term expiring at the 2017 Annual Meeting.  During the Standstill Period, if the Nominee is re-elected to serve as a director and continues to meet all applicable requirements for service on the Compensation Committee, then he shall continue to serve on the Compensation Committee for the duration of his term; provided that if the Board removes the Nominee from the Compensation Committee prior to the expiration of such term (unless such removal is agreed to by the Nominee in writing), the Standstill Period shall expire effective as of such removal notwithstanding any other provision herein.

(f)  If the Board nominates the Nominee for election at the 2018 Annual Meeting, and the Nominee is re-elected to serve as a director at such meeting, the Board shall, within 15 days of the 2018 Annual Meeting, appoint the Nominee to the Governance and Nominating Committee of the Board.

SECTION 1.2                                Voting Provisions.   During the Standstill Period, each member of the Gilead Group shall cause, and shall cause its respective Affiliates to cause, all shares of Common Stock or any rights, warrants, options or other securities convertible into or exchangeable for shares of Common Stock or any other securities of the Company for which they have the right to vote to be present for quorum purposes and to be voted at any meeting of stockholders or at any adjournments or postponements thereof, and to consent in connection with any action by consent in lieu of a meeting, (i) in favor of each director nominated and recommended by the Board for election at any such meeting, (ii) against any stockholder nominations for director that are not approved and recommended by the Board for election at any such meeting and against any proposals or resolutions to remove any member of the Board and (iii) in accordance with the recommendations by the Board on all other proposals of the Board set forth in the Company’s proxy statements.  During the Standstill Period, each member of the Gilead Group shall also cause, and shall cause its respective Affiliates to cause, all shares of Common Stock for which they have the right to vote to be present for quorum purposes and to be voted in accordance with this Section 1.2 at each of the Company’s Annual Meetings of the Stockholders, and any adjournments or postponements thereof.  During the Standstill Period, not later than five (5) business days prior to each of the Company’s Annual Meetings of the Stockholders, each member of the Gilead Group shall vote in accordance with this Section 1.2 and shall not revoke or change any such vote.

SECTION 1.3                                Notice of Nomination. The Gilead Group hereby agrees that the execution of this Agreement constitutes the irrevocable withdrawal of the Gilead Group’s Notice of Stockholder Nominations of Individuals for Election as Directors at the 2017 Annual Meeting of Stockholders of Landauer, Inc., dated and submitted to the Company on December 19, 2016, and the Gilead Group agrees not to take any further actions with respect thereto except as contemplated by Section 1.6(a).

SECTION 1.4                                Books and Records Demand. As promptly as practicable following the date hereof, and in any event within four (4) business days hereof, the Gilead Group shall withdraw its demand submitted on November 6, 2016 pursuant to Section 220 of the Delaware General Corporation Law for various Company books, records and documents.

SECTION 1.5                                Actions by the Gilead Group.  Each member of the Gilead Group agrees that, during the Standstill Period, it shall not, and shall cause its Affiliates and their respective principals, directors, general partners, managing members, managers, officers, employees, agents and representatives, and any successors or assigns thereof, not to, unless specifically requested or authorized in writing by a resolution of the Board, directly or indirectly (alone or in concert with anyone):

(a) purchase or cause to be purchased or otherwise acquire, or offer to purchase or offer to cause to be purchased or offer to otherwise acquire, or agree to acquire Economic Ownership of any Common Stock (or rights or options to acquire Common Stock) that would, when taken together with shares of Common Stock Economically Owned by the Gilead Group as of the date hereof, result in the Gilead Group Economically Owning issued and outstanding shares of Common Stock in excess of ten percent (10.0%) of the outstanding Common Stock of the Company, on a fully diluted basis;

(b) sell, or offer, seek or agree to sell, or buy, or offer, seek or agree to buy, directly or indirectly, through swap or hedging transactions or otherwise, voting rights decoupled from the underlying shares of Common Stock;

(c) form, join, or in any other way participate in, a “partnership, limited partnership, syndicate or other group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Common Stock, or deposit any shares of Common Stock in a voting trust or similar arrangement, or subject any shares of Common Stock to any voting agreement or pooling arrangement, or grant any proxy, designation or consent with respect to any shares of Common Stock (other than to a designated representative of the Company pursuant to a proxy or consent solicitation on behalf of the Board), other than solely with one (1) or more Affiliates (other than portfolio or operating companies) of the Gilead Group;

(d)  encourage or advise any person or assist any other person in so encouraging or advising any person with respect to the giving or withholding of any proxy, consent or other authority to vote shares of Common Stock or in conducting any type of referendum or the voting of shares of Common Stock (other than such encouragement or advice that is consistent with the Board’s recommendation in connection with such matter);

(e) solicit proxies, designations or written consents of stockholders, or conduct any binding or nonbinding referendum with respect to Common Stock, or make or in any way participate in any “solicitation” of any “proxy” within the meaning of Rule 14a-1 promulgated by the SEC under the Exchange Act (but without regard to the exclusion set forth in Rule 14a-1(l)(2)(iv) from the definition of “solicitation”) to vote any shares of Common Stock with respect to any matter, or become a “participant” in any contested solicitation for the election of directors with respect to the Company (as such terms are defined or used in the Exchange Act and the Rules promulgated thereunder), other than solicitations or acting as a “participant” in support of the recommendations of the Board;

(f) (i) seek to call, request the call of, or call a special meeting of the stockholders of the Company, or make or seek to make a stockholder proposal (whether pursuant to Rule 14a-8 under the Exchange Act or otherwise) at any meeting of the stockholders of the Company or in connection with any action by consent in lieu of a meeting, (ii) make a request for a list of the Company’s stockholders or its stock ledger or other books and records of the Company under any statutory or regulatory provisions providing for stockholder access to materials, books and records of the Company; provided, however, for clarity, that the Nominee shall not in any way be limited in requesting (in accordance with the Board’s established procedures for requesting information from the Company’s management) any such materials consistent with his fiduciary duties in his capacity as a director of the Company, (iii) seek election to the Board or seek to place a representative on the Board or nominate or recommend the nomination of any candidate to the Board (other than, in the case of the Nominee, privately in his capacity as a director, or as expressly set forth in Section 1.1 and Section 1.2), (iv) seek the removal of any director from the Board or (v) otherwise acting alone or in concert with others, seek to advise, control or influence the management, governance, business, affairs or policies of the Company;

(g) propose, offer, encourage, publicly advocate for or participate in (i) any effort to acquire the Company or any of its subsidiaries or any material assets or operations of the Company or any of its subsidiaries, (ii) any effort to engage in any transaction with respect to an Extraordinary Matter or in any other transaction or enter into any agreement that would result in Economic Ownership by any person or entity (whether or not a member of the Gilead Group) or group (as defined in Section 13(d)(3) of the Exchange Act) of outstanding shares of Common Stock at any time or outstanding voting power of the Company at any time (excluding securities as contemplated by clause (a) hereof), (iii) any tender offer, exchange offer, merger, acquisition, share exchange or other business combination or “change in control” (as such term is used in Item 6 of Schedule 14A) transaction involving the Company or any of its subsidiaries or (iv) any recapitalization, stock repurchase, restructuring, liquidation, disposition, dissolution or other extraordinary transaction involving the Company, any of its subsidiaries or any material portion of their businesses; provided that this clause (g) shall survive the Standstill Period and shall terminate upon the date that is thirty (30) days prior to the deadline for the submission of stockholder nominations for directors at the 2020 Annual Meeting of Stockholders as set forth in the Company’s By-laws;

(h) publicly disclose, or cause or facilitate the public disclosure (including without limitation the filing of any document or report with the SEC or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) of, any intent, purpose, plan or proposal to obtain any waiver, consent under, or amendment of, any of the provisions of Sections 1.1, 1.2, 1.4, 1.5 or 1.6, or otherwise (i) publicly seek in any manner to obtain any waiver, consent under, or amendment of, any provision of this Agreement or (ii) bring any action or otherwise act to contest the validity or enforceability of Sections 1.1, 1.2, 1.4, 1.5 or 1.6 or publicly seek a release from the restrictions or obligations contained in Sections 1.1, 1.2, 1.4, 1.5 or 1.6;

(i) institute, solicit, assist or join any litigation, arbitration or other proceeding against or involving the Company or any of its direct or indirect subsidiaries or any of their respective current or former directors or officers (including derivative actions) in order to effect, cause or take any of the actions expressly prohibited by this Section 1.5; provided, however, that for the avoidance of doubt the foregoing shall not prevent any Gilead Group member from (i) bringing litigation to enforce the provisions of this Agreement, (ii) making counterclaims with respect to any proceeding initiated by, or on behalf of, the Company against the Gilead Group with respect to this Agreement or (iii) responding to or complying with a validly issued legal process that neither the Gilead Group nor any of their Affiliates initiated, encouraged, aided or abetted;

(j) initiate or seek the convening of (or assist any other person in the convening of) any meeting of the Company’s stockholders;

(k) (i) take any action in support of or make any public proposal, or private proposal that would reasonably be expected to require the Company to make a public statement, with respect to or (ii) in a manner adverse to the Company, make any public statement or otherwise seek to encourage or advise or assist any person in so encouraging or advising with respect to: (A) any change in the identity, number or term of directors serving on the Board or the filling of any vacancies on the Board, (B) any change in the capitalization or dividend policy of the Company, (C) any other change in the Company’s management, governance, corporate structure, affairs or policies, (D) any Extraordinary Matter, (E) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange or (F) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

(l)  make any public statements (i) in opposition to any decision made by or action of the Board or the Company or (ii) regarding the Nominee’s service on the Board; or

(m) enter into any discussions, negotiations, agreements or understandings with any person or entity (other than the persons or entities set forth on Schedule A) with respect to the foregoing, or advise, assist, encourage, support or seek to persuade others to take any action with respect to any of the foregoing, or act in concert with others or as part of a group (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any of the foregoing.

Notwithstanding anything herein to the contrary, nothing in this Section 1.5 or elsewhere in this Agreement shall be deemed to in any way restrict or limit: (i) the Nominee, in his capacity as a member of the Board, from confidentially (A) expressing or advocating for his views to the Company, the Board, officers of the Company, other directors, representatives and advisors of the Company or at Board meetings, (B) voting in his capacity as a director, which vote if required to be disclosed publicly under applicable law or regulation shall not constitute a violation of this Section 1.5 or (C) taking any action in his capacity as a director of the Company required by his fiduciary duties to the Company; (ii) the Gilead Group or its Affiliates from selling or tendering any shares of Common Stock, including in response to a Company or third-party tender offer or exchange offer, subject to Section 2.2; (iii) the Nominee or the Gilead Group from communicating, on a confidential basis, with attorneys, accountants or financial advisors (excluding any advisor who has taken, takes or is expected by the Gilead Group to take, any action that if taken by the Gilead Group would violate Section 1.5), or as otherwise required by law; (iv) the Gilead Group from voting its shares of Common Stock in accordance with Section 1.2 hereof; (v) the Gilead Group from communicating privately with their investors or potential investors in a manner that (v) is consistent with ordinary course communications with their investors or potential investors, (w) is not intended to result in public dissemination, (x) is not sent with the purpose of violating any provision of this Agreement (including, for the avoidance of doubt, this Section 1.5, Section 1.6(b) or Section 1.6(c)), (y) does not otherwise violate any applicable laws and (z) is limited to publicly-available information; (vi) the Gilead Group from communicating privately with stockholders of the Company and others in a manner that (I) does not otherwise violate any provision of this Agreement (including, for the avoidance of doubt, this Section 1.5, Section 1.6(b) or Section 1.6(c)), (II) does not otherwise violate any applicable laws, (III) is limited to publicly-available information, (IV) is consistent with the Company’s practices and policies regarding stockholder communications and (V) is not initiated by any member of the Gilead Group; provided that the Gilead Group will inform the Company’s Chief Executive Officer of any such discussions; or (vii) the Gilead Group from taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over the Gilead Group or any of their respective Affiliates.

SECTION 1.6                                Additional Representations and Agreements by the Parties.

(a) The Gilead Group acknowledges and agrees that the Company will file a current report on Form 8-K that describes this Agreement. The Company acknowledges and agrees that the Gilead Group will file an amendment to its Schedule 13D reporting the entry into this Agreement. The relevant disclosure in such filings shall be consistent with the press release described in Section 1.7 and the other terms of this Agreement, and shall each be in form and substance reasonably acceptable to the Company and the Gilead Group.

(b) During the Standstill Period, the Gilead Group shall not, and the Gilead Group shall cause its respective Affiliates and their respective principals, directors, general partners, members, managers, officers and employees not to, make, or cause to be made, any comments or statements by press release or similar public statement to the press or media, or in any SEC filing or any other manner that would reasonably be expected to result in such statement becoming public, any statement or announcement that is negative with respect to or disparages, the Company, its partners, officers, directors or employees or the Company’s businesses, operations, strategic plans or strategic direction.  During the Standstill Period, neither the Company, its Affiliates nor any of their respective officers, directors or employees shall make, or cause to be made, by press release or similar public statement, including to the press or media or in an SEC filing or any other manner that would reasonably be expected to result in such statement becoming public, any statement or announcement that is negative with respect to or disparages, any member of the Gilead Group, its Affiliates or any of their respective officers, directors, members or employees.  The foregoing shall not apply to compelled testimony, either by legal process, subpoena or otherwise, or if the comments or statements of the type covered by this Section 1.6(b) are required to be made by law or regulation by either party.

(c) During the Standstill Period, the Gilead Group hereby agrees that the Gilead Group and its Affiliates shall not, and shall cause their respective principals, directors, general partners, managing members, managers, officers and employees not to, make any request of any director of the Company to engage in, or consider engaging in, conduct that is inconsistent with the Company Policies.

SECTION 1.7                                Publicity.  Promptly after the execution of this Agreement, the Company will issue a mutually agreeable press release substantially in the form attached hereto as Schedule B.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

SECTION 2.1                                Authority; Binding Agreement.  (a)  The Company hereby represents that this Agreement and the performance by the Company of its obligations hereunder (i) has been duly authorized, executed and delivered by the Company, and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (ii) does not require the approval of the stockholders of the Company and (iii) does not and will not violate any law, any order of any court or other agency of government, the charter of the Company or the By-laws of the Company, or any stock exchange rule or regulation, or any provision of any indenture, agreement or other instrument to which the Company or any of its properties or assets is or are bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument, or result in the creation or imposition of, or give rise to, any lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such indenture, agreement or other instrument.

(b)  Each member of the Gilead Group represents and warrants that this Agreement and the performance by such member of the Gilead Group of its obligations hereunder (i) has been duly authorized, executed and delivered by the Gilead Group and such member, and is a valid and binding obligation of such member, enforceable against such member in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (ii) does not require approval by any owners or holders of any equity interest in any member of the Gilead Group (except as has already been obtained) and (iii) does not and will not violate any law, any order of any court or other agency of government, the charter or other organizational documents of any member of the Gilead Group, as amended, or any provision of any agreement or other instrument to which any member of the Gilead Group or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such agreement or other instrument, or result in the creation or imposition of, or give rise to, any lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such agreement or instrument.

SECTION 2.2                                Interests in Common Stock.  The members of the Gilead Group hereby represent and warrant to the Company that, as of the date hereof, they and their Affiliates are, collectively, the Economic Owners of such number of shares of Common Stock as is accurately and completely set forth (including, without limitation, as to the form of ownership) on Schedule A hereto, and none of the members of the Gilead Group or any of their Affiliates Economically Own any other securities of the Company or is party to any swap or hedging transactions or other derivative agreements of any nature with respect to any shares of Common Stock.  During the Standstill Period (as defined below) and for so long as the Nominee serves on the Board, the Gilead Group shall promptly (and in any event within three (3) business days) notify the Company in writing upon the Gilead Group, together with its Affiliates, purchasing, selling or disposing of any shares of Common Stock; provided that the filing of any Form 3 or 4 under Section 16 of the Exchange Act shall constitute effective notice to the Company as to any purchases or sales of shares of Common Stock by the Gilead Group.

 SECTION 2.3                       Defined Terms.  For purposes of this Agreement

(a) The term “Affiliate” has the meaning set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  For purposes of this Agreement, the Gilead Group, on the one hand, and the Company, on the other, shall not be deemed to be Affiliates of each other.

(b) The terms “Beneficial Owner,” “Beneficially Own” and “Beneficial Ownership” shall have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act.  The terms “Economic Owner,” “Economically Own” and “Economic Ownership” shall have the same meanings as “Beneficial Owner,” “Beneficially Own” and “Beneficial Ownership” except that a person will also be deemed to “Economically Own,” to be the “Economic Owner” and to have “Economic Ownership” of (i) all shares of Common Stock which such person has the right to acquire pursuant to the exercise of any rights in connection with any securities or any agreement, regardless of when such rights may be exercised and whether they are conditional, and (ii) all shares of Common Stock in which such person has any economic interest, including, without limitation, pursuant to a cash settled call option or other derivative security, contract or instrument in any way related to the price of shares of Common Stock.

(c) “Extraordinary Matter” means (i) any merger, consolidation, share exchange, recapitalization or other business combination, in each case as a result of which the holders of the Common Stock of the Company immediately prior to the consummation of such transaction would cease to own at least a majority of the outstanding shares of common stock of the resulting company (or, if such resulting company is a subsidiary, then the ultimate parent company) or (ii) any sale of all or substantially all of the assets of the Company, in each case referred to in (i) or (ii) that is subject to approval by the stockholders of the Company, in each case outside the ordinary course of business and involving the Company.  For the avoidance of doubt, “Extraordinary Matter” does not include a proxy contest or consent solicitation with respect to the election of directors.

(d) The “Standstill Period” means the period from the date of this Agreement through the Initial Lock-Up Expiration Date; provided, that, the Standstill Period shall terminate earlier upon (i) a Non-Renomination Event or (ii) a Company Breach Event.  A “Non-Renomination Event” shall mean the date that written notice is delivered to the Gilead Group that the Company does not wish to nominate the Nominee or any replacement director thereof for re-election at the Company’s 2018 Annual Meeting of Stockholders (the “2018 Annual Meeting”), which written notice to the Gilead Group shall be delivered no later than thirty (30) days prior to the deadline for the submission of stockholder nominations for directors at the 2018 Annual Meeting.  “Initial Lock-Up Expiration Date” means the date that is thirty (30) days prior to the deadline for the submission of stockholder nominations for directors at the 2019 Annual Meeting of Stockholders (the “2019 Annual Meeting”) as set forth in the Company’s By-laws.  A “Company Breach Event” means the failure of the Board to agree in writing, at least thirty (30) days prior to the deadline for the submission of stockholder nominations for directors at the 2018 Annual Meeting, to nominate for election at the 2018 Annual Meeting, a New Director Nominee in accordance with Section 1.1(d) hereof.

ARTICLE III

OTHER PROVISIONS

SECTION 3.1                                Specific Performance; Remedies.

(a) Each party hereto hereby acknowledges and agrees, on behalf of itself and its Affiliates, that irreparable harm would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties will be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in the State of Delaware, or, if such courts do not accept jurisdiction then any state or federal court in the State of New York, in addition to any other remedy to which they may be entitled at law or in equity.  Any requirements for the securing or posting of any bond with such remedy are hereby waived.

(b) Each party hereto agrees, on behalf of itself and its Affiliates, that any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby will be brought solely and exclusively in any state or federal court in the State of Delaware, or, if such courts do not accept jurisdiction then any state or federal court in the State of New York (and the parties agree not to commence any action, suit or proceeding relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 3.3 will be effective service of process for any such action, suit or proceeding brought against any party in any such court.  Each party, on behalf of itself and its Affiliates, irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in any state or federal court in the State of Delaware, or, if such courts do not accept jurisdiction then any state or federal court in the State of New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an improper or inconvenient forum.

SECTION 3.2                                Entire Agreement.  This Agreement (together with the letter agreement by and between the Company and Gilead Capital LP dated January 4, 2017, as extended by the letter agreement by and between the Company and Gilead Capital LP dated January 9, 2017, and the confidentiality agreement entered into by and between the Company and the Gilead Group on the date hereof) contains the entire understanding of the parties with respect to the subject matter hereof (notwithstanding any other agreements, promises, representations, warranties, covenants or other undertakings, whether written or oral) and may be amended only by an agreement in writing executed by the parties hereto.  No rights under this Agreement shall be deemed waived absent a written waiver by the party granting the waiver.

SECTION 3.3                                Notices.  All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by facsimile, when such facsimile is transmitted to the facsimile number set forth below and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

if to the Company:
Landauer, Inc.
2 Science Road
Glenwood, Illinois 60425
Attention:  Chief Executive Officer

with a copy to (which shall not constitute notice):
Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603
Facsimile No: (312) 853-7036
Email Address: lbarden@sidley.com
  jkelsh@sidley.com
Attention: Larry A. Barden
     John P. Kelsh

if to the Gilead Group:
Gilead Capital LP
157 Columbus Avenue
Suite 403
New York, New York 10023
Email Address: kanchana@gileadcapital.com
Attention: Chief Legal Officer

with a copy to (which shall not constitute notice):
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Facsimile: (212) 451-2222
Email Address: mraab@olshanlaw.com
Attention: Mitchell Raab

SECTION 3.4                                Governing Law.  This Agreement and any claim, controversy or dispute arising under or related to this Agreement, the relationship of the parties, and/or the interpretation and enforcement of the rights and duties of the parties shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to any conflict of laws provisions thereof.

SECTION 3.5                                Further Assurances.  Each party agrees to take or cause to be taken such further actions, and to execute, deliver and file or cause to be executed, delivered and filed such further documents and instruments, and to obtain such consents, as may be reasonably required or requested by the other parties in order to effectuate fully the purposes, terms and conditions of this Agreement.

SECTION 3.6                                Third-Party Beneficiaries.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns, and nothing in this Agreement is intended to confer on any person other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.  The rights and obligations under this Agreement may not be transferred without the consent of the other parties and any transfer in violation of this sentence shall be null and void.

SECTION 3.7                                Fees and Expenses.  Neither the Company, on the one hand, nor the Gilead Group, on the other hand, will be responsible for any costs, fees or other expenses of the other in connection with this Agreement or any event leading thereto; provided, however, that the Company shall reimburse the Gilead Group for its reasonable and documented expenses, including legal fees and expenses, incurred in connection with the 2017 Annual Meeting, the negotiation and entry into this Agreement and all related matters, in an amount not to exceed $100,000 and to be paid within 15 business days after such reasonable and documented expenses are submitted to the Company.

SECTION 3.8                                Counterparts; Miscellaneous.  This Agreement may be executed and delivered (including by facsimile transmission or .pdf format) in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  The headings used herein are for convenience only, and the parties agree that such headings are not to be construed to be part of this Agreement or to be used in determining the meaning or interpretation of this Agreement.  Unless the context otherwise requires, whenever used in this Agreement the singular shall include the plural, the plural shall include the singular, and the masculine gender shall include the neuter or feminine gender and vice versa.   Except as otherwise expressly provided herein, no failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder, or otherwise available in law or in equity, shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.   If any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect so long as the remaining provisions do not fundamentally alter the relations among the parties.

SECTION 3.9                                Interpretation.  Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of such counsel.  Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation.  Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

COMPANY:

LANDAUER, INC.

By:	/s/ Michael P. Kaminski
Name:	Michael P. Kaminski
Title:	President and Chief Executive Officer

Support Agreement

GILEAD GROUP:

GILEAD CAPITAL LP

By:	/s/ Jeffrey A. Strong
Name:	Jeffrey A. Strong
Title:	Managing Partner

GILEAD CAPITAL GP LLC

By:	/s/ Jeffrey A. Strong
Name:	Jeffrey A. Strong
Title:	Managing Partner

/s/ Jeffrey A. Strong
Jeffrey A. Strong

Support Agreement

SCHEDULE A

As of January 10, 2017, the Gilead Group Economically Owns, in the aggregate, 481,415 shares of Common Stock.

The persons and entities that own such shares and the number of shares that they Economically Own are set forth below.

Person or Entity	Shares of Common Stock Economically Owned
Gilead Capital LP	481,415
Gilead Capital GP LLC	481,415
Jeffrey A. Strong	481,415

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SCHEDULE B

News Release

LANDAUER

Landauer Agrees to Appoint Jeffrey A. Strong to Board of Directors and
Announces Agreement with Gilead Capital LP

For Further Information Contact:
Michael DeGraff
Sard Verbinnen & Co
Phone: 312.895.4734
Email: mdegraff@sardverb.com

GLENWOOD, Ill., January 11, 2017 -- Landauer, Inc. (NYSE: LDR), a recognized leader in personal and environmental radiation measurement and monitoring and outsourced medical physics services, today announced that the Company has expanded the Company’s Board of Directors from nine to ten directors and appointed Jeffrey A. Strong to the Board to fill the resulting vacancy.  In conjunction with the Company’s 2017 Annual Meeting of Stockholders, the Board will recommend for election Mr. Strong and Frank B. Modruson, who is also standing for election as a new independent director.

Mr. Strong’s appointment is part of an agreement with Gilead Capital LP (“Gilead”), under which Gilead has agreed to withdraw its slate of director nominees for election at the 2017 Annual Meeting, to vote for all of Landauer’s director nominees, and to other customary standstill provisions.  Pursuant to the agreement with Gilead, the Company has also agreed to appoint a new independent director mutually agreeable with Gilead for election at the 2018 Annual Meeting of Stockholders.

William G. Dempsey, Lead Independent Director, said, “We appreciate the constructive dialogue we have had with Gilead and welcome Jeffrey as a new director.  He brings additional expertise to our highly qualified Board, and we look forward to working together as we continue to execute on our strategic plan to drive profitability and stockholder value. We are committed to maintaining a strong, independent Board and we are confident that the recent changes we have made provide Landauer with a highly qualified group of director nominees with the right skills and experience to lead the Company forward.”

Mr. Strong, the Chief Investment Officer, Managing Partner, and Co-Founder of Gilead, added, “I am pleased to join the Board under this agreement, which will provide the Company with fresh perspectives and experience. Gilead is excited about Landauer's future, and we look forward to working constructively with the senior leadership team and other directors to maximize Landauer's long-term value for all stockholders.”

The complete agreement between Landauer and Gilead will be included as an exhibit to the Company’s Current Report on Form 8-K, which will be filed with the Securities and Exchange Commission (“SEC”). Additional details regarding the 2017 Annual Meeting of Stockholders will be included in the Company’s definitive proxy materials, including an amended proxy card, which will be filed with the SEC.

Lazard served as financial advisor to Landauer and Sidley Austin LLP served as the Company’s legal advisor.

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Jeffrey A. Strong Biography
Jeffrey A. Strong, 39, is the Chief Investment Officer, Managing Partner, and Co-Founder of Gilead Capital LP, which beneficially owns 5% of the outstanding stock of Landauer. Prior to Gilead, Mr. Strong was a Partner and Senior Analyst at QVT Financial LP, a multi-strategy hedge fund, where he specialized in active ownership investments and other global special situations. Before QVT, Mr. Strong served as an Analyst at Shenkman Capital Management, focusing on high-yield bond investments in the healthcare, chemical, and telecom industries. Mr. Strong has served on the Nominating Committee of Fornebu Utvikling ASA, on the board of Treveria plc, and on the board of TPC Group Inc., where he was also Chairman of the Compensation and the Nominating and Governance Committees. He has an M.B.A. from the College of William & Mary, a B.S. from the University of Missouri, and is a CFA® charterholder.

About Landauer
Landauer is a leading global provider of technical and analytical services to determine occupational and environmental radiation exposure, as well as the leading domestic provider of outsourced medical physics services. For more than 50 years, the Company has provided complete radiation dosimetry services to hospitals, medical and dental offices, universities, national laboratories, nuclear facilities and other industries in which radiation poses a potential threat to employees. Landauer’s services include the manufacture of various types of radiation detection monitors, the distribution and collection of the monitors to and from customers, and the analysis and reporting of exposure findings. The Company provides its dosimetry services to approximately 1.8 million individuals globally. In addition, through its Medical Physics segment, the Company provides therapeutic and imaging physics services to the medical physics community. For information about Landauer, please visit their website at http://www.landauer.com.

About Gilead
Gilead Capital LP is an investment adviser focused on long-term investments in high-quality public small-cap companies in North America and Europe. Gilead pursues a Leadership Investing strategy, supporting its portfolio companies by constructively engaging with management teams and boards of directors to elevate governance and enhance long-term value for the benefit of all shareholders.

Additional Information and Where to Find It

This press release may be deemed to be solicitation material in connection with the matters to be considered at the 2017 annual meeting (the “2017 Annual Meeting”) of stockholders of Landauer, Inc. (“Landauer” or the “Company”). The Company intends to file a definitive proxy statement and a proxy card with the U.S. Securities and Exchange Commission (the “SEC”) in connection with any such solicitation of proxies from Landauer stockholders. LANDAUER STOCKHOLDERS ARE STRONGLY ENCOURAGED TO READ ANY SUCH PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain any proxy statement, any amendments or supplements thereto and other documents filed by the Company with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge by writing to the Company at 2 Science Road, Glenwood, Illinois 60425, Attention: Corporate Secretary.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the matters to be considered at the 2017 Annual Meeting. Investors may obtain information regarding the Company and its directors and executive officers in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016, which was filed with the SEC on December 14, 2016, and the Company’s preliminary proxy statement for its 2017 Annual Meeting, which was filed with the SEC on January 3, 2017.  More detailed information regarding the identity of potential participants in the solicitation, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement and other materials to be filed with the SEC in connection with the 2017 Annual Meeting.

For the latest news releases and other corporate documents on Landauer, Inc., visit
www.landauer.com

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Landauer, Inc. 2 Science Road Glenwood, Illinois 60425-1586 Telephone: 708.755.7000 Fax: 708.755.7011  www.landauer.com

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